Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year Ended December 31,
	2008 (1)	2009 (1)	2010 (1)	2011 (1)	2012 (1)

Net Income	$343	$230	$300	$316	$137
Equity in earnings of unconsolidated affiliates, net of distributions	(51)	(3)	13	8	8
Income taxes	228	146	187	187	246
Capitalized interest	(5)	(2)	(7)	—	(2)
	515	371	493	511	389

Fixed charges, as defined:

Interest	206	213	208	190	179
Capitalized interest	5	2	7	—	2
Interest component of rentals charged to operating expense	13	12	25	14	9
Total fixed charges	224	227	240	204	190

Earnings, as defined	$739	$598	$733	$715	$579

Ratio of earnings to fixed charges	3.30	2.63	3.05	3.50	3.05
         ___________

(1)
Excluded from the computation of fixed charges for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 is interest income of $1 million, $-0-, $1 million, $-0- and $3 million, respectively, which is included in income tax expense.